Morria Biopharmaceuticals Announces Full Time Appointment of

Alan Harris, M.D., Ph.D., as Chief Medical Officer

NEW YORK (January 23, 2013) Morria Biopharmaceuticals Plc) (the “Company”), an emerging growth biopharmaceutical company focused on developing novel first-in-class, synthetic, non-steroidal anti-inflammatory drugs, announced today that Dr. Alan Harris has joined the Company full time as Chief Medical Officer. Dr. Harris was initially recruited to Morria in July 2012 in a part time capacity. He will develop and lead the clinical development programs for Morria’s Multi-Functional Anti-Inflammatory Drug candidates including MRX-4 in allergic rhinitis, and MRX-6 in dermatitis.

Dr. David Sidransky, director of Morria and former Vice Chairman of ImClone Systems, now a wholly-owned subsidiary of Eli Lilly and Company, commented, “We are delighted to have Alan come on board as full time Chief Medical Officer. He has an excellent track record in the pharmaceutical industry, in particular in the development of blockbuster anti-inflammatory medications such as Claritin® and Nasonex®. His transition to a permanent role comes at an important time for Morria, as we prepare to move forward with additional clinical studies for our lead product candidates in allergic rhinitis and dermatology.”

“There is a great opportunity to develop a completely new class of anti-inflammatory therapeutics at Morria” said Dr. Harris. “From my experience in this area, I see the drug platform of Morria as having the potential to be truly transformative in the development of safer treatment options for patients. I look forward to assuming a larger role at Morria in 2013”.

Dr. Harris started his career in the pharmaceutical industry in 1984 when he joined Sandoz (Novartis) in Switzerland as international clinical project leader and headed the clinical development of a major therapeutic peptide breakthrough therapy, octreotide (Sandostatin®), the first long-acting somatostatin analog approved worldwide for the treatment of malignant hormone producing gastrointestinal and pancreatic endocrine tumors and growth hormone-producing pituitary tumors.

Between 1995 and 2003, Dr. Harris worked at Schering-Plough and became a VP of Global Healthcare Research. As one of his key responsibilities, Dr. Harris led the Medical Affairs clinical development program of the anti-allergy medicine Claritin®, which became the leading non-sedating antihistamine worldwide. Claritin® sales grew from $400 million in 1995 to $3.2 billion in 2001. Dr. Harris also led the Medical Affairs clinical development program of other allergy franchise products including Nasonex®, Elocon, and Asmanex (which all contain mometasone furoate - a synthetic corticosteroid with anti-inflammatory activity). Nasonex sales rose to $1.2 B in 2011. His research on the effect of antihistamines on allergic inflammation and congestion associated with rhinitis and asthma has influenced the redefinition of these associated conditions and their treatment.

From 2004 to 2006, Dr. Harris worked at Pfizer as Therapeutic Head of Endocrine Care in the Worldwide Medical Department. While at Pfizer, he oversaw the Medical Affairs clinical development program of the human recombinant growth hormone (GH) Genotropin for the treatment of pediatric short stature conditions and adult GH deficiency and of the GH antagonist Pegvisomant for the treatment of GH-producing pituitary tumors. Since 2006, Dr. Harris has served as Chief Medical Officer and VP of Drug Development at a number of companies.

Dr. Harris is currently an Adjunct Professor of Medicine at NYU Langone Medical School. He was previously an Associate Professor of Medicine at Cedars Sinai Medical Center, UCLA School of Medicine.

Dr. Harris is a fellow of the American College of Physicians, the Royal College of Physicians (U.K.) and the Royal Society of Medicine. He has served on the editorial boards of several international peer reviewed medical journals and has authored more than 120 peer reviewed scientific papers. Dr. Harris received his medical degree from the Louis Pasteur Faculty of Medicine, University of Strasbourg, France, and his Ph.D. in Endocrinology from Erasmus University, Rotterdam, The Netherlands.

About Morria Biopharmaceuticals

Morria Biopharmaceuticals is an emerging growth biopharmaceutical company focused on the development of first-in-class, non-steroidal, synthetic anti-inflammatory drugs. Morria has developed a class of synthetic drugs termed MFAIDs (Multi-Functional Anti-Inflammatory Drugs) representing a new class and therapeutic platform for the treatment of a wide range of inflammatory diseases such as allergies and autoimmune diseases. Morria currently has two lead product candidates in its clinical pipeline, both of which have completed first-in-patient clinical studies: MRX-4, a nasal spray for treating allergic rhinitis (hay fever), and MRX-6, a topical cream for treating contact dermatitis (a common type of eczema); and pre-clinical programs in ophthalmology and inflammatory bowel disease. Morria’s business strategy is to expand and build a biopharmaceutical business to focus on a spectrum of inflammatory diseases based on its current and upcoming first-in -class product candidates, that will address the current unmet need for safe and potent alternatives to steroids. www.morria.com.

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Company Contact	Investor Relations

Morria Biopharmaceuticals Plc	LifeSci Advisors, LLC
Dov Elefant	Michael Rice
Chief Financial Officer	mrice@lifesciadvisors.com
Dov@morria.com